Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Six months ended	Year ended December 31
	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m

Profit on continuing operations before tax	1,079	1,345	1,399	1,109	1,152

Fixed charges: interest expense (B) (1)	526	1,141	1,291	1,549	1,774

Earnings before taxes and fixed charges (A)	1,605	2,486	2,690	2,658	2,926

Ratio of earnings to fixed charges (A/B)	305	218	208	172	165

(ii) Including interest on retail deposits

	Six months ended	Year ended December 31
	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m

Profit on continuing operations before tax	1,079	1,345	1,399	1,109	1,152

Fixed charges: interest expense (B) (1)	1,528	3,120	3,363	4,207	4,698

Earnings before taxes and fixed charges (A)	2,607	4,465	4,762	5,316	5,850

Ratio of earnings to fixed charges (A/B)	171	143	142	126	125

Note

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.